UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                         Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                   under the Securities Exchange Act of 1934


                         For the date of 15 April, 2003

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                                                   15 April 2003

Listing Rule 16.4


In connection with the recent appointment of Mr. Robert G Wilmers to the Board of Allied Irish Banks, p.l.c., Mr. Wilmers is a director of M&T Bank Corporation and there are no details to be notified to the Company Announcements Office pursuant to Listing Rule 16.4(b).

                                      Ends


For further information please contact:


Liam Kinsella,
Secretary,
AIB Group,
Bankcentre,
Dublin, 4.

Tel. 00 353 1 6413907


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  15 April 2003                      By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.